Exhibit 77(d)

                 Policies with Respect to Security Investments

Effective April 29, 2005 the following changes are made to the Prospectuses:

ING Small Company Fund

     The reference to Convertible Securities in the principal investment strategy was deleted.

ING Strategic Allocation Funds

     The Funds were given the ability to invest in other investment companies, including exchange-traded funds, HOLDRs and SPDRs to the extent permitted by the Investment Company Act of 1940.

     2.   The following risk is added to the section entitled, "Risks:"

          Other Investment Companies- the main risk of investing in other investment companies is the risk that the value of the underlying securities might decrease. Because the Fund may invest in other investment companies, you may pay a proportionate share of the expenses of that other investment company (including management fees, administration fees and custodial fees) in addition tot eh expenses of the Fund.